UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

France Building, Europark P.O. Box 10, Yakum 60972, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No  ☒

Alon Blue Square Israel Ltd. (the "Company") reported today that its shareholders approved the following proposals presented at the Special General Meeting of Shareholders held on September 30, 2013:

•	Approval of the Company's Compensation Policy.

•	Approval of the terms of employment of Ms. Limor Ganot, the Co-Chief Executive Officer of the Company; and

•	Re-approval of the terms of service of Mr. David Wiessman, the Chief Executive Officer and Chief Operating Decision Maker of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

	By:	/s/ Ortal Klein
Ortal Klein, Adv.
September 30, 2013	Corporate Secretary

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